UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                              TAT TECHNOLOGIES LTD.
                              ---------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.90 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   M8740S-22-7
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 15, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: TAT Industries Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF       7     SOLE VOTING POWER: 3,124,150 Ordinary Shares
SHARES
ENEFICIALLY     8     SHARED VOTING POWER: -0-
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 3,124,150 Ordinary Shares
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER:  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       3,124,150 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 47.75%

14  TYPE OF REPORTING PERSON:  CO

---------

* TAT Industries Ltd. ("TAT") is the beneficial owner of 3,124,150 Ordinary Shares of the Issuer. Mr. Ostersetzer is Chairman of the Board of Directors and controls 43.42% of the shares of TAT. Mr. Zeelim is Vice Chairman and controls 21.16% of the shares of TAT. Accordingly, Mr. Ostersetzer and Mr. Zeelim may be deemed to have shared voting and dispositive power as to the 3,124,150 Ordinary Shares of the Issuer held of record by TAT.

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: Shlomo Ostersetzer
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [X]
                                                                       (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF       7     SOLE VOTING POWER: 249,412 Ordinary Shares
SHARES
BENEFICIALLY    8     SHARED VOTING POWER: 3,124,150 Ordinary Shares
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 249,412 Ordinary Shares
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER:  3,124,150 Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       3,373,562 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.56%

14  TYPE OF REPORTING PERSON:  IN

-------------------

* TAT is the beneficial owner of 3,124,150 Ordinary Shares of the Issuer. Mr. Ostersetzer is Chairman of the Board of Directors and controls 43.42% of the shares of TAT. Mr. Zeelim is Vice Chairman and controls 21.16% of the shares of TAT. Accordingly, Mr. Ostersetzer and Mr. Zeelim may be deemed to have shared voting and dispositive power as to the 3,124,150 Ordinary Shares of the Issuer held of record by TAT.

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: Dov Zeelim
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF       7     SOLE VOTING POWER: 45,000 Ordinary Shares
SHARES
BENEFICIALLY    8     SHARED VOTING POWER: 3,124,150 Ordinary Shares
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 45,000  Ordinary Shares
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER:  3,124,150 Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       3,169,150 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.44%

14  TYPE OF REPORTING PERSON:  IN

-------------------

* TAT is the beneficial owner of 3,124,150 Ordinary Shares of the Issuer. Mr. Ostersetzer is Chairman of the Board of Directors and controls 43.42% of the shares of TAT. Mr. Zeelim is Vice Chairman and controls 21.16% of the shares of TAT. Accordingly, Mr. Ostersetzer and Mr. Zeelim may be deemed to have shared voting and dispositive power as to the 3,124,150 Ordinary Shares of the Issuer held of record by TAT.

         This Amendment No. 10 to the Statement on Schedule 13D/A dated June15, 2004 is being filed to amend the Schedule 13D filings of TAT Industries Ltd. to reflect the entering into a Shareholders Agreement between TAT Industries Ltd., Ta-Top Limited Partnership and certain management shareholders of the Issuer and to add Shlomo Ostersetzer and Dov Zeelim as members of a group.

Item 1.  Security and Issuer.
         --------------------

         Item 1 is hereby amended in its entirety as follows:

         This statement on Schedule 13D/A (the "Statement") relates to ordinary shares, NIS 0.90 par value per share (the "Ordinary Shares"), of TAT Technologies Ltd., an Israeli corporation (the "Issuer"). The address of the principal executive office of the Issuer is Yasur Industrial Zone - Bnei Ayish P.O. Box 80 Gerdera 70750, Israel.

Item 2.  Identity and Background.
         ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This Statement is being filed by TAT Industries Ltd. ("TAT"), Mr. Shlomo Ostersetzer and Mr. Dov Zeelim.

         TAT is a public company incorporated under the law of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. Mr. Ostersetzer is Chairman of the Board of Directors and controls 43.42% of the shares of TAT. Mr. Zeelim is Vice Chairman and controls 21.16% of the shares of TAT.
Mr. Ostersetzer is also the Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Zeelim is also the Issuer's President and Chief Operating Officer. TAT's principal business is the manufacture and sale of aeronautical equipment. The address of TAT's principal executive offices and the business address of Messrs. Ostersetzer and Zeelim is Re'em Industrial Park, Neta Boulevard, Bnei Ayish 79485, Israel.

          During the last five years, none of TAT, Shlomo Ostersetzer nor Dov Zeelim has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         THE INFORMATION IN ITEM 3 HAS NOT CHANGED.

Item 4.  Purpose of Transaction.
         -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

          (a) On June 15, 2004, the TAT entered into a Shareholders Agreement (the "Agreement") with Ta-Top, Limited Partnership, a limited partnership registered under the laws of the State of Israel ("TATOP") in connection with a Share Purchase Agreement between the Issuer and TATOP, pursuant to which TATOP acquired 857,143 shares of the Issuer's common stock and a 66-month warrant to purchase an aggregate of 500,000 shares of the Issuer's common stock at an exercise price of $8.50 per share (which exercise price was adjusted to $6.94 per share because of the Issuer's 2004 -2006 dividend payments), all in consideration for $6,000,001. As part of the transaction, the Issuer's parent company TAT Industries Ltd., certain management shareholders of the Issuer and Ta-Top entered into a shareholder's agreement (the "Agreement"), a copy of which is annexed to the Schedule 13D bearing a cover date of June 15, 2004 filed March 20, 2006 by Fimi Opportunity Fund L.P., (and others) with respect to the Issuer as
                  Exhibit 7(b) and hereby incorporated by reference thereto, which provided for certain standard bring along and tag along rights, as well as a right of first refusal with respect to any shares proposed to be sold by any of the parties. The Agreement also provided for a lock-up whereby no party may sell more than 150,000 shares prior to June 2006, and a standstill restriction, which provided that Ta-Top would not purchase (in the open market or otherwise) an amount of shares, which would increase its ownership of the Issuer to above 35%.


         (c) From the last report filed on January 2, 2002 through September 21, 2007 the following adjustments or transactions occurred:

         The holdings of TAT were adjusted due to reverse stock splits on July 5, 1993 and January 5, 1998. Some of TAT's shares were held in brokerage accounts and the reverse splits resulted in fractional interests. No shares were issued for the fractional interests, which resulted in a small reduction in the number of shares held.

         On November 18, 2004, Mr. Shlomo Ostersetzer purchased 48,975 shares at a price of $7.00 per share. On March 3, 2005, 125,000 options to purchase shares held by Mr. Ostersetzer expired.

         On July 7, 2003, Mr. Dov Zeelim sold 26,500 shares at $5.86 per share. On February 27, 2004, Mr. Zeelim sold 14,087 shares at $8.00 per share. On June 24, 2004, he exercised options to purchase 50,000 shares at $4.00 per share. On September 15, 2004, he exercised 175,000 options at $1.625 per share. On November 18, 2004, he sold 50,000 shares at $7.00 per share. On March 3, 2005, options to purchase 125,000 shares held by Mr. Zeelim expired. On January

16, 2007, he sold 45,000 shares at $21.21 per share. On February 11, 2007, he sold 45,000 shares at $25.50 per share, and on February 21, 2007, he sold 40,000 shares at $23.06 per share.

          (d) The Agreement also provides that TAT will have the right to designate six members (including the two External Directors) to serve on the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b) The following table represents the beneficial ownership of the Issuer's shares by each of the Reporting Persons.



                              No. of shares                                     No. of shares
                              beneficially              Percentage              beneficially         Total no. of       Percentage
                            owned with sole        of beneficially owned         owned with            shares        of total shares
                               voting and          with sole voting and       shared voting and     beneficially      beneficially
           Name            dispositive power      dispositive power (1)       dispositive power       owned             owned(1)
           ----            -----------------      ---------------------       -----------------     ------------     ---------------
   Tat Industries Ltd.         3,124,150                 47.75%                  3,124,150          3,124,150           47.75%
   Shlomo Ostersetzer            249,412                  3.81%                  3,124,150          3,373,562           51.56%
   Dov Zeelim                     45,000                  0.69%                  3,124,150          3,514,811           48.44%


     (1) Based on 6,542,671 Ordinary Shares issued and outstanding as of September 21, 2007.

     (c) There have been no transactions in the Ordinary Shares of the Issuer by any of the Reporting Persons within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------


The Reporting Persons are party to a June 15, 2004 Shareholders Agreement between TAT and TA-TOP Limited Partnership. (Exhibit 7(b) to the Schedule 13D bearing a cover date of June 15, 2004 filed March 20, 2006 by Fimi Opportunity Fund L.P., (and others) with respect to the Issuer and hereby incorporated by reference thereto. (See Items 4. (a) and (d) above.))

Items 7. Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1    Joint Filing Agreement

         Exhibit 2 June 15, 2004 Shareholders Agreement between TAT and TA-TOP Limited Partnership*

         -------

         * Filed as Exhibit 7(b) to the Schedule 13D bearing a cover date of June 15, 2004 filed March 20, 2006 by Fimi Opportunity Fund L.P., (and others) with respect to the Issuer and hereby incorporated by reference thereto.

                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 10 to the Statement is true, complete and correct.



Date: September 24, 2007



                                            TAT Industries Ltd.


                                            By: /s/Israel Ofen
                                                --------------
                                            Name:  Israel Ofen
                                            Title: President


                                            /s/Shlomo Ostersetzer
                                            ---------------------
                                            Shlomo Ostersetzer



                                            /s/Dov Zeelim
                                            -------------
                                            Dov Zeelim